August 30, 2013

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-4631

ATTN:

Brian Cascio

Accounting Branch Chief

Re:

Ecosphere Technologies, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Filed April 2, 2013

Form 8-K dated May 24, 2013

Filed May 31, 2013

File No. 000-25663

Dear Mr. Cascio:

This letter is in response to the comments of the U.S. Securities and Exchange Commission dated August 16, 2013, with respect to the above-referenced filings. Our responses follow the text of each comment and are reproduced consecutively for your convenience.

Form 8-K dated May 24, 2013

Comment #1 - Please refer to our prior comment 1. Please explain your basis for including the $29 million gain as an adjustment to your pro forma income statement in light of the guidance in 11-02(b)(5) of Regulation S-X which indicates that material nonrecurring charges or credits which result directly from the transaction should be disclosed separately and not included in the pro forma income statement.

Response #1 – We will amend the Form 8-K dated May 24, 2013, to remove the gain from our pro forma unaudited condensed statement of operations.

Comment # 2 - We note from your response to our prior comment 2 that you determined the fair value of your retained interest in EES based on the implied fair value of the company using the $6 million cash consideration paid for the 12% interest purchased. Please respond to the following:

Comment # 2a - Please tell us if any additional procedures were performed to determine or corroborate the fair value of EES, and explain why or why not.

Response #2a – To collaborate our conclusion of fair value, we estimated the fair value of EES using a discounted cash flow model and the following conservative assumptions: 25% discount rate, 30% discount for marketability, and a 30% discount for lack of control, which resulted in an estimated fair value of approximately $51 million. We also used conservative assumptions in projecting flat growth of the EES service business. Because of the increasing options available to EES for gaining market share, as a result of regaining rights to the US market, as well as the revised governance

U.S. Securities and Exchange Commission

August 30, 2013

structure resulting from the May 2013 transaction, we determined that the discounted cash flow method was not the most reliable method of estimating the fair value of EES; especially in light of the cash transaction with FNF. Nonetheless, we concluded that the conservatively prepared discounted cash flow model corroborated the fair value determined based on the implied value from the $6 million cash sale. While, the Company’s chief financial officer, David D. Brooks CPA, CVA, is a certified valuation analyst (“CVA”) as designated by the National Association of Certified Valuation Analysts, the Company is considering engaging a third party valuation firm to perform an impairment analysis of our remaining investment in EES in preparation of our 2013 annual report.

Comment # 2b - While we note from your response that you sold additional shares in July 2013, it appears the sale was to the same party. Please tell us about your relationship with FNF, including any transactions you have entered into with FNF and their ownership interest in EES.

Response # 2b - ETI has no relationship with FNF other than common ownership in EES. FNF has no relationship with EES other than as an equity member. The option to acquire an additional 12% extended with the July 2013 transaction was not discussed prior to the July 2013 transaction. Further, no affiliate of FNF is a board member or principle stock holder in ETI.

Comment #2c - We see that FNF purchased an additional 8% of EES in July 2013 and you extended another offer to FNF to purchase an additional 12% of EES through the end of 2013, which if exercised, would appear to give FNF control of EES. Tell us how you considered the multiple arrangements discussed in FASB ASC 810-10-40-6 as part of your determination of the fair value of the EES and your overall accounting for the transactions.

Response #2c – The option granted with the May 2013 transaction to purchase another 8% did not, upon exercise, give FNF control of EES, was for just a 90-day period, and was at the same $50 million valuation. Primarily because of these three factors, we concluded that the fair value of our retained interest as of May 24, 2013, was not impacted by the granting of this option. We concluded that the option did not render FNF’s interest in EES less similar to our retained interest in EES. FNF maintained similar levels of lack of marketability and lack of control after the July 2013 transaction as was the case after the May 2013 transaction. We do recognize that upon exercise of the additional option granted with the July transaction, should FNF choose to exercise this option, FNF would obtain majority control and we are considering this fact in recording the July transaction in the quarter ending September 30, 2013. We have yet to conclude on the impact the lack of control aspect of the latest option will have on the fair value of our retained interest in EES. The latest option was not available to FNF on the date of, nor was it discussed or considered in any way to be a pre-requisite to, the May 24, 2013 transaction, and accordingly did not impact the computation of the fair value of our interest in EES on May 24, 2013, or prior to its grant in July 2013. However, if one was to consider the additional 12% option available through December 2013, it is also at the same $50 million valuation.

U.S. Securities and Exchange Commission

August 30, 2013

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

/s/ David D. Brooks, CPA, CVA

David D. Brooks,

Chief Financial Officer

cc:

Michael Harris, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.